FORM 4
                              STATEMENT OF
                     CHANGES IN BENEFICIAL OWNERSHIP

  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

 1.  Name and Address of Reporting Person
     (Last)    Canavera
     (First)   David
     (Middle)  L
     (Street)  1036 Bluegrass Pike
     (City)    Danville
     (State)   Kentucky
     (Zip)     40422

 2.  Issuer Name and Ticker or Trading Symbol
     (Issuer Name)       Wausau-Mosinee Paper Corporation
     (Ticker or Trading Symbol) WMO

 3. I.R.S. or Social Security Number of Reporting Person (Voluntary) (I.D. Number) ###-##-####

 4.  Statement for Month/Day/Year
     (Month/Day) December
     (Year)    2002

 5.  If Amendment, Date of Original (Month/Day/Year)
     (Month/Day)
     (Year)

 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X
          (Director)
     X    (Officer, give title below)
           Senior Vice President-Towel & Tissue
          (10% Owner)
          (Other, specify below)


 7.  Individual or Joint/Group Filing (Check Applicable Line)
     X
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED

                                                                     5. Amount of
                                                     4. Securities      Securities
                          2A. Deemed                    Acquired (A)    Beneficially
             2. Trans-    Execution     3.Trans-        or Disposed     Owned         6. Ownership 7. Nature of
             action       Date, if any    action        of (D)          Following        Form:        Indirect
 1.Title of  Date(Month/  (Month/Day/     Code          (A) or          Reported         Direct(D) or Beneficial
 Security    Day/Year)     Year)       Code    V    Amount  (D)   Price Transactions(s)  Indirect(I)  Ownership
 No                                                                       6,158          D
 Par                                                                     11,198          I            By Spouse
 Value                                                                   28,321.895(1)   D            401-K Trust
 Common                                                                   2,636          I                *
 Stock

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
               (E.G., puts, calls, warrants, options, convertible securities)
                                                                5. Number of
                                                                Derivative
             2. Conversion              3A. Deemed              Securities
 1. Title    or Exercise                Execution    4.Trans-   Acquired (A)    6. Date Exercisable and
     of      Price of   3. Transaction  Date, if any   action   or Disposed of       Expiration Date
 Derivative  Derivative    Date (Month/ (Month/Day/    Code          (D)             (Month/Day/Year)
 SECURITY    SECURITY      DAY/YEAR)    YEAR)       CODE    V    (A)   (D)      DATE EXERCISABLE EXPIRATION DATE
 Common      $ 8.75                                                             04/19/96         10/19/15
 Stock       $12.5593                                                           01/30/97         07/30/16
 Option      $15.88                                                             07/23/99         01/23/19
 (Right      $10.71#                                                               #             12/13/21#
 to Buy)     $11.39**      12/12/02                  A      V    18,000**          **            12/12/23**

  TABLE II CONTINUED - Derivative Securities Acquired, Disposed of or
                       Beneficially Owned
              (E.G., puts, calls, warrants, options, convertible securities)

 7. Title and Amount of                                                    10. Ownership
    Underlying Securities                     9. Number of Derivative    Form of Derivative
                     Amount or   8. Price of  Securities Beneficially       Securities
                     Number of    Derivative     Owned Following         Beneficially Owned 11. Nature of Indirect
 TITLE                  SHARES      SECURITY  REPORTED TRANSACTION(S)     AT END OF MONTH     BENEFICIAL OWNERSHIP
 No Par                                       19,600                    D
 Value                                        67,760                    D
 Common                                       31,840                    D
 Stock                                        18,000#                   D#
                    18,000**                  18,000**                  D**

 Explanation of Responses:
 *Indirectly held by spouse as custodian.
 **Number of shares to which option is exercisable is subject to certain performance criteria. Options are exercisable on date on which audited financial results for the fiscal year ending 12/31/03 are reported by the Company.
 #Number of shares to which option is exercisable is subject to certain performance criteria. Options are exercisable on date on which audited financial results for the fiscal year ending 12/31/02 are reported by the Company.
 (1)Estimated amount.  Represents an unallocated interest in a 401-k common stock investment fund.
                    /S/SHERRI L. CRAKER                     01/03/03
                       Signature of Reporting Person         Date
                       Attorney-In-Fact